Exhibit 99.3

CONSENT OF QUALIFIED PERSON

I, Jon Carlson, P.Geo., consent to the public filing of the technical report titled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of 10 April 2013 (the “Technical Report”) prepared for Dominion Diamond Corporation by Dominion Diamond Corporation.

The Technical Report support the 2013 Annual Information Form dated 26 April 2013 (the “AIF”) and in the News Release dated 24 April 2013 entitled “Dominion Diamond Corporation Issues Reserve and Resource Statement for the Ekati Diamond Mine” as corrected and clarified by the 10 May 2013 New Release (together, the “News Release”). I also consent to any extracts from, or a summary of, the Technical Report in the AIF and New Release.

I certify that I have read the AIF and the News Release filed by Dominion Diamond Corporation and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated: 24 May, 2013

“Signed”

Jon Carlson, P.Geo.